Transamerica Asset Management, Inc.
1801 California Street, Suite 5200
Denver, Colorado 80202

April 22, 2019

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Registrant”)

(File Nos. 033-00507; 811-04556)

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001193125-19-052058) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on February 26, 2019 to, among other things, update disclosure related to sub-adviser and certain strategy changes for each of Transamerica BlackRock Global Real Estate Securities VP, Transamerica BlackRock Government Money Market VP and Transamerica BlackRock Smart Beta 40 VP. The Staff’s comments were conveyed in writing to the Registrant on April 9, 2019.

The Staff noted that all comments to each portfolio’s summary section also generally apply to the disclosure with respect to the section titled “More on Each Portfolio’s Strategies and Investments,” as well as “More on the Risks of Investing in Each Portfolio” sections of the prospectus, as applicable. Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

General Prospectus Comments

1.	Principal Risks: The Staff notes that risk disclosure should be listed in order of significance.

Response: The Registrant respectfully declines to make the requested change. The Registrant is not aware of any requirement in Form N-1A that requires a fund’s principal risks to be set forth in any particular order.

2.	Principal Risks: With respect to the disclosure in “Market” risk, the Staff notes that “quantitative easing” has ended. Please update the disclosure accordingly.

Response: The Registrant notes that certain countries and regions are still pursuing policies of quantitative easing and, therefore, considers the current disclosure included in the “Market” risk tile to be appropriate.

3.

More on the Risks of Investing in Each Portfolio: Please disclose which risks discussed in this section are applicable to each portfolio. Supplementally, please confirm whether each risk noted is a principal risk.

Response: The Registrant considers the current presentation of risk disclosures in the summary section to be appropriate. The Registrant notes that certain of the risks presented (those that also appear in the summary section for the applicable portfolio) are considered to be principal risks while others are not considered to be principal risks, but are considered by the Registrant to be relevant to the portfolios.

4.

More on the Risks of Investing in Each Portfolio: Please revise the industry concentration risk disclosure to be specific to the portfolios included in the Amendment. For example, Transamerica BlackRock Global Real Estate Securities VP will be concentrated in the real estate industry.

Response: The Registrant considers the current presentation of risk disclosures to be appropriate, and notes that industry concentration risk disclosure is included in the summary section for each applicable portfolio.

5.	Features and Policies - Share Class: Please revise the language, “These fees and expenses will lower investment performance” to state the following:

Because fees are paid out of the Portfolio’s assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charge.

Response: The Registrant considers the current disclosure included under the section “Distribution of Shares – Distribution Plan” to be appropriate.

6.

Features and Policies: Please consider moving the following sentence from under the heading “Additional Information” to the “More on the Risks of Investing in Each Portfolio” section, so that it appears with the rest of the disclosure required by Item 9(a) of Form N-1A:

“Each portfolio’s investment objective may be changed by the Board without shareholder approval.”

Response: The Registrant considers the current location of the disclosure to be appropriate.

7.

Features and Policies: Please consider deleting the word “explicitly” from the following disclosure under the heading “Additional Information”, as the staff notes that rights conferred by federal or state laws cannot be waived, explicit or not:

“Neither this prospectus nor the SAI is intended to give rise to any contract rights or other rights of any shareholder, other than any rights conferred ~~explicitly~~ by federal or state securities laws that may not be waived.”

Response: The Registrant considers the current disclosure to be accurate.

Transamerica BlackRock Global Real Estate Securities VP

8.	Principal Investment Strategies: Please provide a description of what the portfolio considers to be a “non-U.S. issuer” in the disclosure responsive to either Item 4 or Item 9 of Form N-1A.

Please note that a portfolio may treat a company domiciled, incorporated, organized, headquartered or located and/or principally traded in the U.S. as tied economically to a country(ies) outside the U.S. if the portfolio demonstrates to us that the company derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country(ies) outside the U.S. or have at least 50% of its assets in such country(ies).

Therefore, to the extent the portfolio plans to include the U.S. as one of the three countries, the U.S. issuers have to meet the 50% of assets or revenues test noted above.

Response: The Registrant has made changes consistent with the Staff’s comment.

9.

Principal Investment Strategies: The Staff notes that the portfolio invests in convertible securities. If the portfolio invests or expects to invest in contingent convertible securities (“CoCos”), the portfolio should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the portfolio invests in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the portfolio should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the portfolio intends to invest or currently invests in CoCos and the amount the portfolio currently invests in CoCos.

Response: The Registrant considers the current disclosure to be appropriate. The Registrant confirms that the portfolio does not currently invest nor intend to invest in CoCos.

10.

Principal Investment Strategies: The Staff notes that if the portfolio’s investments in derivatives will count towards the portfolio’s 80% policy, then the derivatives must be valued at their market value, and not at their notional value.

Response: The Staff’s comment is noted.

11.	Principal Investment Strategies: The Staff requests that the Registrant disclose that the portfolio invests more than 25% of its assets in the real estate industry and disclose the associated risks.

Response: The Registrant notes that the portfolio’s “Principal Investment Strategies” section states that the portfolio concentrates in the real estate industry and includes “Industry Concentration”, “Real Estate Investment Trusts” and “Real Estate Securities” as principal risks. For these reasons, the Registrant considers the current disclosure to be sufficiently clear regarding the portfolio’s concentration in the real estate industry.

12.

Principal Investment Strategies/Principal Risks: If the portfolio intends to focus in certain countries, regions, sectors industries, market segments, or issuers, please identify these and disclose the risks applicable to each.

Response: The Registrant notes that the portfolio concentrates its investments in the securities of issuers in the real estate industry, and refers the Staff to its response to Comment 11.

13.

Principal Investment Strategies/Principal Risks: The Staff notes that exchange traded funds (“ETFs”) are mentioned in the portfolio’s principal risks for use as leverage, but ETFs are not identified in the portfolio’s principal investment strategy. Supplementally, please confirm that, in accordance with Item 3, Instruction 3(f) if “acquired fund fees and expenses” (“AFFE”) exceed 0.01% of the average net assets of the portfolio, the portfolio will include a line item in the Fee Table for AFFE.

Response: The Registrant considers the current risk disclosure regarding Leveraging to be appropriate. In addition, the Registrant confirms that if AFFE exceeds 0.01% of the average net assets of the portfolio, the portfolio will include a line item in the Fee Table for AFFE.

14.

Principal Investment Strategies/Principal Risks: As the portfolio includes “Liquidity” risk as a principal risk, please specify the types of illiquid investments in which the portfolio will invest. Supplementally, please inform the Staff whether the portfolio intends to invest more than 15% of its assets in illiquid assets.

Response: The Registrant notes that, while the portfolio is not targeting particular types of illiquid investments, certain of the portfolio’s investments may be deemed illiquid at the time of investment or may become illiquid following investment by the portfolio. The Registrant further confirms that the portfolio does not intend to invest more than 15% of its assets in illiquid investments of any type.

15.

Principal Investment Strategies/Principal Risks: The Staff notes that while it does not appear that the portfolio invests in fixed income securities, it does seem that the portfolio invests in “Mortgage-Related and Asset-Backed Securities”. Please consider revising the disclosure for “Liquidity” risk to include a more specific disclosure of the risk as it relates to those investments.

Response: The Staff’s comment has been noted and the Registrant will consider potential revisions in a future annual update.

16.

Principal Investment Strategies/Principal Risks: As the portfolio includes “Mortgage-Related and Asset-Backed Securities” as a principal risk, please revise the disclosure to reflect that investing in mortgage-related and asset-backed securities is a principal investment strategy of the portfolio. Additionally, please specify the types of and amounts of asset-backed securities in which the portfolio may invest. Lastly, please add disclosure stating that the liquidity of mortgage-related and asset-backed securities may change drastically over time.

Response: The Staff’s comment has been noted and the Registrant will consider potential revisions in a future annual update.

17.

Performance: Supplementally, please explain the basis for not conducting a filing under Rule 485(a) of the 1933 Act before the portfolio changed sub-adviser, investment objective, and investment strategies.

Response: The Registrant notes that for Transamerica BlackRock Global Real Estate Securities VP (formerly, Transamerica Clarion Global Real Estate Securities VP) certain investment objective, strategy and risk changes, along with benchmark and management and sub-advisory fee schedule changes, were implemented in connection with a sub-adviser change for the portfolio through a Rule 497 supplement filing. Transamerica BlackRock Global Real Estate Securities VP was included in the Amendment.

The SEC and its Staff have issued limited guidance setting forth the circumstances under which an off-cycle Rule 485(a) post-effective amendment must be filed as opposed to a Rule 497 supplement with a Rule 485(a) post-effective amendment to follow in connection with the portfolio’s next annual update. The question of whether a portfolio is eligible to make investment strategy and other changes through a Rule 497 supplement followed by an annual update Rule 485(a) filing involves a degree a judgment based on the particular facts and circumstances, and there is no clear, absolute standard.

In a “generic comment letter” issued by the Staff on February 3, 1995 to provide assistance to investment company registrants in preparing disclosure documents to be filed with the SEC, the Staff reminded registrants that “they may not materially alter the nature of the fund contemplated in the last pre-effective amendment by merely filing a Rule 497(b) or (c) prospectus, but instead should use a post-effective amendment filed under Rule 485(a) as the vehicle for reflecting the change.” The Staff noted, by way of example, that a new fund designated to invest primarily in domestic equities could not, after the effective date of its registration statement but before the commencement of its public offering, change its investment objective and policies to become an emerging markets fund through a Rule 497 filing, and that a post-effective amendment filed under Rule 485(a) should be the filing made to reflect the change.

The Registrant believes that guidance offered in the generic comment letter supports the Registrant’s use of a Rule 497 supplement to implement the changes to the portfolio. Since the portfolio continues to invest in the same asset class and pursues an investment strategy similar to its prior investment strategy, the Registrant determined that the investment strategy changes did not materially alter the nature of the portfolio and warrant an off cycle Rule 485(a) filing. The Registrant concluded, instead, that the changes could be properly implemented via a Rule 497 supplement, with a Rule 485(a) post-effective amendment to follow in connection with the portfolio’s next annual update.

Transamerica BlackRock Government Money Market VP

18.	Principal Investment Strategies/Principal Risks: Please confirm that “Liquidity” is applicable as a principal risk.

Response: The Registrant so confirms.

Transamerica BlackRock Smart Beta 40 VP

19.

Principal Investment Strategies/Principal Risks: If the portfolio intends to focus in certain countries, regions, sectors industries, market segments, or issuers, please identify these and disclose the risks applicable to each.

Response: The Registrant notes that the portfolio’s principal investment strategies will normally emphasize investments in ETFs that pursue smart beta strategies that are designed to provide consistent exposure to systematic factors such as value, momentum, quality and size. Smart beta strategies focus on one or more of these systematic factors and seek to capture broad, consistent drivers of return. To this end, the portfolio strives for an approximate allocation of 30% of net assets to U.S. equity ETFs, 10% of net assets to international equity ETFs, and 60% of net assets to fixed-income ETFs. As such, the Registrant considers the current risk disclosure to be appropriate.

20.	Principal Investment Strategies/Principal Risks: As the portfolio includes “Liquidity” risk as a principal risk, please specify the types of illiquid investments in which the portfolio will invest.

Response: The Registrant notes that, while the portfolio is not targeting particular types of illiquid investments, certain of the portfolio’s investments (or investments by ETFs in which the portfolio invests), such as investments in emerging markets and small capitalization companies, may be illiquid at the time of investment or may become illiquid following investment by the portfolio.

21.	Principal Investment Strategies/Principal Risks: The Staff notes that the principal risks associated with the additional expenses of investing in underlying ETFs should be disclosed.

Response: The Registrant considers the current disclosure to be appropriate.

22.	More on the Risks of Investing in Each Portfolio: Please disclose the additional expenses associated with investing in underlying ETFs.

Response: The Registrant refers the Staff to the risk entitled “Underlying Exchange-Traded Funds” in the section entitled “More on the Risks of Investing in Each Portfolio.” The Registrant considers the current disclosure included in this risk to be appropriate.

SAI Comments

23.

Financial Statements: The Staff notes that consent from an independent registered public accountant is required for each portfolio’s financial statement which is incorporated by reference into this registration statement, and references Section 7(a)(1) and Rules 436 and 439 of the 1933 Act.

Response: The Registrant will include a consent from an independent registered public accountant in connection with its 485(b) filing.

24.

Additional Information about Fundamental Investment Policies: Please explain supplementally to the Staff the meaning of the following disclosure, “[t]here will also be no limit on investment in issuers based solely on their domicile in a single jurisdiction or country as an issuer’s domicile will not be considered an industry for purposes of the policy”. The Staff notes that language stating that there will be “no limit on investment in issuers domiciled in a single jurisdiction or country” suggests that the Portfolio may invest more than 25% of its assets in issuers of a particular industry if they are all in a single jurisdiction. This constitutes a freedom of action to concentrate that violates the requirement in Section 8(b)(1). The staff takes the position that “[f]reedom of action to concentrate pursuant to management’s investment decision has been considered by the staff to be prohibited by Section 8(b) (1) of the Investment Company Act, unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made.” See Statements of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (Oct. 30, 1975). Please consider removing these two sentences.

The Staff also notes the added examples of equity, fixed income etc. The Staff requests clarification since an investment can be concentrated in an industry regardless of whether it is composed of equity, fixed income etc.

Response: With respect to the sentence concerning no limits based solely on a particular issuer’s domicile, the Registrant considers the current disclosure to be sufficiently clear as it explains that an issuer’s country of domicile will not be taken into account for the purposes of determining that issuer’s industry categorization. For example, the Registrant would view Bayerische Motoren Werke (or “BMW”), a German car manufacturer, to be an issuer in the auto industry for purposes of the concentration policy. However, the Registrant would not view BMW to be categorized as issuer in the “German” or “Germany” industry.

With respect to the sentence concerning types of investment not being considered an industry for purposes of the Registrant’s concentration policy, the Registrant is simply clarifying that a particular portfolio’s investment in a particular type of security (i.e., equities, fixed-income securities or other investment companies) will not on its own be considered an industry for purposes of the policy.

25.

Additional Information about Fundamental Investment Policies: Please revise the phrase, “For purposes of determining compliance with its concentration policy, each portfolio will consider the holdings of any underlying Transamerica-sponsored mutual funds in which the portfolio invests.” The Staff notes that the portfolios need to consider holdings of each “unaffiliated” investment company as well.

Response: The Staff’s comment has been noted and the Registrant will consider revising the section in connection with the next annual update.

26.	Additional Information Regarding Investment Practices: Please revise the disclosure relating to “Recent Market Events - Europe” to include updated risk information relating to “Brexit”.

Response: The Registrant has made changes consistent with the Staff’s comment.

Please call (720) 493-4249 with any questions.

Very truly yours,

/s/ Rhonda A. Mills
Rhonda A. Mills
Assistant General Counsel
Transamerica Asset Management, Inc.